April 27, 2012

VIA EDGAR and Federal Express

Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, DC.  20549

Re:            Viacom Inc.
Form 10-K for the fiscal year ended September 30, 2011
Filed November 10, 2011
Form 10-Q for the quarterly period ended December 31, 2011
Filed February 2, 2012
File No. 001-32686

Dear Mr. Spirgel:

On behalf of Viacom Inc., set forth below are the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated March 30, 2012 concerning our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 and Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2011.  For the purposes of this letter, we refer to our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 as our “2011 Form 10-K” and Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2011 as our “Q1 2012 Form 10-Q”.  References to “we”, “us”, “our” and the “Company” refer to Viacom Inc.  For your convenience, our responses follow the sequentially numbered Comments copied in bold from your letter.

Form 10-Q for the Quarterly Period ended December 31, 2011

Media Networks, page 17

Advertising, page 17

1.
We note your response to comment two from our letter dated March 8, 2012. In your earnings call, several participants repeatedly asked for clarifications on the scatter market trends during the quarter. Per your statements, the “Nickelodeon’s rating … impacted last quarter’s ad revenues in a significant way. In the remainder of the fiscal year, (you) have a low proportion of ad sales that are tied-in to Nickelodeon, and … have more unit availabilities in the quarters than … in that multi-week period leading up to the holidays in the fourth calendar quarter.” In the scatter market, although scatter pricing was up, volumes were down. “Individual advertisers appear to have hold into the upfront some of the scatter money that they would otherwise have spent… and people (that) focused in advertisers that increased their upfront buy and then had a corresponding decrease in their scatter buy in the quarter.” These are just examples. The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. Please expand your management’s discussion and analysis in future filings to provide further insight into challenges and risks on which the company’s management is most focused on with respect to advertising, which is a significant revenue source for your Media Networks segment. Please provide more specificity and greater transparency in reporting advertiser behavior as it relates to the period just ended. You should discuss how the scatter volumes and pricing and ratings systemic issues impacted your advertising revenues, including the quantitative impact. Further, disclose whether you anticipate such trends to continue or change and the reasons why.

In future filings, we will provide additional discussion of how specific contributing factors impacted our advertising revenues, including the quantitative impact, where meaningful and necessary to understanding our results for the period. Further, as required by Regulation S-K Item 303(a)(3)(ii), we will disclose any material known adverse trends or uncertainties relating to our advertising revenues.

Filmed Entertainment, page 20

Adjusted Operating Income (Loss), page 20

2.
We note your response to comment four from our letter dated March 8, 2012. It appears that you initially incur a loss during each period in connection with your release, franchise or distribution of notably top grossing films due to significant print and advertising expenses. Please discuss and quantify the profits or losses following the domestic launch and/or world premiere of films (i.e., Mission Impossible Ghost Protocol) for which you incurred losses previously due to the cost of print and advertising expenses. Will such profits, if any, more than offset the print and advertising expenses incurred for other films released (from your current studio slate) in subsequent periods? Refer to Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We respectfully note that the incurrence of a loss on a film for the period in which the film is theatrically released is not specific to our notably top grossing films. The investments we make in films are expected to generate returns over many years. The nature of film accounting is that promotional expenses, which are highest immediately before and during the theatrical exhibition of a film, are required to be expensed as incurred in accordance with the individual film forecast method of accounting required by Accounting Standards Codification 926, Entertainment-Films (“ASC 926”). Accordingly, losses are incurred with respect to any film prior to its release and it is not uncommon for a film that is ultimately profitable to incur losses during its theatrical exhibition. Because of the upfront expense recognition, profitability of an individual title may not be realized until well after a film’s theatrical release. On page 39 of our 2011 Form 10-K, we note that due to the marketing costs we incur before and throughout the theatrical release of a film, which are expensed as incurred, we typically incur losses with respect to a particular film prior to and during the film’s theatrical exhibition. The profit or loss recorded on a specific film in the period during which the film is theatrically released is further impacted by the timing of the film’s release within the period as well as the film’s success.

Due to the seasonality of our film slate, it is not unusual for our Filmed Entertainment segment to incur a loss in our first fiscal quarter since we often release notable films for the holiday season.  On page 39 of our 2011 Form 10-K, we also note that motion picture theatrical releases tend to be cyclical with increases during the summer months and around the holidays, particularly in the first quarter of our fiscal year.  Specifically with respect to Mission: Impossible-Ghost Protocol, the film was highly successful and will more than recover its costs.

With respect to overall slate performance, the determination of periodic profit or loss in any given quarter is impacted by the number, timing and mix of our current film slate as well as the revenues from hundreds of films as they flow through the various distribution windows in the 10-year ultimate life of each film, including DVD and Blu-ray sales, television and digital license fees, and other ancillary revenues. The revenue contribution from our current film slate, as well as ongoing contributions from our prior years’ slates and our vast film library, are expected to cover the costs of producing and distributing our films.

Due to the impacts of so many individual films in various distribution windows during any given period, we believe that providing individual film quantitative details would add a significant level of detail without promoting the reader’s understanding of the profitability of our film business. Therefore, we provide a quantitative analysis of the period-over-period changes in revenues from the various distribution windows of our films, including domestic and international split, as well as significant cost drivers, as we believe this is the most meaningful way to evaluate the business.  However, in light of the Staff’s comment, in future filings we will look for ways to enhance our disclosures and provide more context about relevant aspects of our titles, including the timing of current releases, the impact of carryover releases and the success of our releases.

As required by Regulation S-K Item 303(a)(3)(ii), we will also disclose any material known adverse trends or uncertainties with respect to our operating results.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters referred to in this letter, please call Stephen T. Giove at Shearman & Sterling LLP at (212) 848-7325, as he is coordinating the Company’s response.

Sincerely,

/s/ Katherine Gill-Charest

Katherine Gill-Charest
Senior Vice President, Controller (Chief Accounting Officer)
Viacom Inc.

cc:
Philippe P. Dauman, President and Chief Executive Officer, Viacom Inc.
Thomas E. Dooley, Senior Executive Vice President and Chief Operating Officer, Viacom Inc.
James W. Barge, Executive Vice President, Chief Financial Officer, Viacom Inc.
Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.
Stephen T. Giove, Shearman & Sterling LLP
William Coburn, PricewaterhouseCoopers LLP
James Deponte, PricewaterhouseCoopers LLP

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